Exhibit 99.1

Chanson International Holding

(incorporated under the laws of the Cayman Islands)

(NASDAQ: CHSN)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of shareholders (the “EGM”) of Chanson International Holding (the “Company”) will be held on March 10, 2025, at 10:00 a.m., Eastern Time. The EGM will be held in a hybrid format. In-person participants will be able to attend the EGM at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017. Remote participants will be able to attend the EGM at www.virtualshareholdermeeting.com/CHSN2025.

The purpose of the EGM is for the shareholders of the Company (the “Shareholders”) to consider and, if thought fit, pass the following resolutions:

1.	It is resolved as an ordinary resolution that the Company’s authorised share capital be increased, effective immediately, US$50,000 divided into 44,000,000 Class A Ordinary Shares of US$0.001 par value each and 6,000,000 Class B Ordinary Shares of US$0.001 par value each, to US$5,000,000 divided into 4,400,000,000 Class A Ordinary Shares of US$0.001 par value each and 600,000,000 Class B Ordinary Shares of US$0.001 par value each (the “Authorised Share Capital Increase”).

2.	It is resolved as a special resolution that, subject to and immediately following the Authorised Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Authorised Share Capital Increase.

3.	It is resolved as an ordinary resolution that

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

i.	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

ii.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

iii.	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

4.	It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

5.	It is resolved, as an ordinary resolution, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are described in the proxy statement accompanying this notice. The Board unanimously recommends that the Shareholders vote “FOR” for each item.

The Board has fixed the close of business on February 19, 2025 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. Only holders of Class A ordinary shares and Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the EGM or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at https://ir.chanson-international.net/. The notice of the EGM, the proxy statement, and the proxy card will be sent or made available to Class A shareholders on or about February 21, 2025.

By Order of the Board of Directors,

/s/ Gang Li
Gang Li Chief Executive Officer, Director and Chairman of the Board of Directors Urumqi, China February 21, 2025

CHANSON INTERNATIONAL HOLDING

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 10, 2025
10:00 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Chanson International Holding (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “EGM”) of the Company to be held on March 10, 2025, at 10:00 a.m., Eastern Time. The Company will hold the EGM at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017, which shareholders will be able to attend in person and via live audio webcast online at www.virtualshareholdermeeting.com/CHSN2025. Shareholders will have an equal opportunity to participate in the business for which the EGM has been convened, to hear and see all persons present who speak and to be heard and seen by all other persons present in the same way, regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the EGM or any adjournment thereof in real time. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the EGM.

Only holders of the Class A ordinary shares of par value US$0.001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.001 each (the “Class B Ordinary Shares”) (together with the Class A Ordinary Shares, the “ordinary shares”) of the Company of record at the close of business on February 19, 2025 (the “Record Date”) are entitled to attend and vote at the EGM or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorised representative representing not less than one-third of the voting rights of the outstanding ordinary shares carrying the right to vote at the EGM shall form a quorum.

Any shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to 50 votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the EGM, resolutions will be proposed as follows:

1.	It is resolved as an ordinary resolution that the Company’s authorised share capital be increased, effective immediately, US$50,000 divided into 44,000,000 Class A Ordinary Shares of US$0.001 par value each and 6,000,000 Class B Ordinary Shares of US$0.001 par value each, to US$5,000,000 divided into 4,400,000,000 Class A Ordinary Shares of US$0.001 par value each and 600,000,000 Class B Ordinary Shares of US$0.001 par value each (the “Authorised Share Capital Increase”).

2.	It is resolved as a special resolution that, subject to and immediately following the Authorised Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Authorised Share Capital Increase.

3.	It is resolved as an ordinary resolution that

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

i.	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

ii.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

iii.	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

4.	It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

5.	It is resolved, as an ordinary resolution, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1-5.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the EGM may do so either in person or by proxy. Those shareholders who are unable to attend the EGM are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market, which permit companies to make available their annual reports to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended December 31, 2023 on Form 20-F (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2023 Annual Report to shareholders by visiting the Company’s website at https://ir.chanson-international.net. If you want to receive a paper or email copy of the Company’s 2023 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations of the Company, available at https://ir.chanson-international.net.

PROPOSAL NO. 1

AUTHORISED SHARE CAPITAL INCREASE

To consider and approve a proposal for the Company to increase its authorised share capital, effectively immediately, US$50,000 divided into 44,000,000 Class A Ordinary Shares of US$0.001 par value each and 6,000,000 Class B Ordinary Shares of US$0.001 par value each, to US$5,000,000 divided into 4,400,000,000 Class A Ordinary Shares of US$0.001 par value each and 600,000,000 Class B Ordinary Shares of US$0.001 par value each (the “Authorised Share Capital Increase”).

RESOLUTIONS TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as an ordinary resolution that the Company’s authorised share capital be increased, effective immediately, US$50,000 divided into 44,000,000 Class A Ordinary Shares of US$0.001 par value each and 6,000,000 Class B Ordinary Shares of US$0.001 par value each, to US$5,000,000 divided into 4,400,000,000 Class A Ordinary Shares of US$0.001 par value each and 600,000,000 Class B Ordinary Shares of US$0.001 par value each (the “Authorised Share Capital Increase”).

VOTE REQUIRED FOR APPROVAL

Proposals No. 1 will be approved if a simple majority of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AUTHORISED SHARE CAPITAL INCREASE.

PROPOSAL NO. 2

ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

To consider and approve a proposal for the Company to, subject to and immediately following the Authorised Share Capital Increase being effected, adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Authorised Share Capital Increase.

The only substantive change to be made to the Company’s memorandum of association pursuant to this Proposal No. 2 is to update paragraph 8 of the memorandum of association, which such paragraph describes the authorised share capital of the Company.

Fractional Shares

The full text of the resolution to be proposed is as follows:

It is resolved as a special resolution that, subject to and immediately following the Authorised Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Authorised Share Capital Increase.

Fractional Shares

Proposal No. 2 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT AUTHORISED SHARE CAPITAL INCREASE.

PROPOSAL NO. 3

SHARE CONSOLIDATION

To consider and approve a proposal to authorize the Board of Directors to effect a consolidation of the Company’s authorized and issued shares on such date as the Board of Directors shall determine, at a ratio of no less than 2-for-1 and no greater than 250-for-1, to be determined by the Board of Directors in its sole discretion.

Purpose of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CHSN.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least US$1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of US$1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Class A Ordinary Shares.

As of February 20, 2025, the last trading day before the date of this proxy statement, the closing price of Class A Ordinary Shares was US$0.365. In order to be compliance with the Minimum Bid Price Rule, the Board of Directors has determined that it is in the best interests of the Company to solicit the approval of the shareholders for the Board of Directors to decide whether and when to effect the Share Consolidation.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A Ordinary Shares on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares; and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on such relationships.

Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

However, there can be no assurance that Proposal No. 3, if effected and completed, will result in the intended benefits, such as increasing the trading price of the Class A ordinary shares or maintaining the continued listing of the Class A Ordinary Shares on Nasdaq.

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. If and when the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. In connection with the Share Consolidation, the CUSIP number of the Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A ordinary shares) will change.

Fractional Shares

No fractional Shares shall be issued in connection with the Share Consolidation and all fractional Shares (after aggregating all fractional Shares that would otherwise be received by a shareholder) resulting from the Share Consolidation will instead be rounded up to the whole number of Shares.

Authorised Share Capital

At the time the Share Consolidation is effective, the Company’s authorised share capital will be consolidated at the same ratio meaning there will be a reduction in the authorized share capital of the Company by a factor between 2 and 250.

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Should the Board of Directors determines the effective time of the Share Consolidation, nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Should the Board of Directors choose to effect the Share Consolidation, the Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective time.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as an ordinary resolution that

a.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

i.	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

ii.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

iii.	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

b.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

VOTE REQUIRED FOR APPROVAL

Proposal No. 3 will be approved if a simple majority of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CONSOLIDATION.

PROPOSAL NO. 4

ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

To consider and approve a proposal for the Company to, subject to and immediately following the Share Consolidation being effected, adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation.

The only substantive change to be made to the Company’s memorandum of association pursuant to this Proposal No. 4 is to update paragraph 8 of the memorandum of association, which such paragraph describes the authorised share capital of the Company.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

VOTE REQUIRED FOR APPROVAL

Proposal No. 4 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of Shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION.

PROPOSAL NO. 5

EGM ADJOURNMENT

Proposal No. 5, if adopted, will allow the Board of Directors to adjourn the EGM to a later date or dates or sine die, if necessary to permit further solicitation and vote of proxies if, at the time of the EGM of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM. If Proposal No. 5 is not approved by shareholders, the Board of Directors may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved, as an ordinary resolution, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

VOTE REQUIRED FOR APPROVAL

Proposal No. 5 will be approved if a simple majority of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
EGM ADJOURNMENT.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: February 21, 2025	/s/ Gang Li
Gang Li
Chief Executive Officer, Director and Chairman of the Board of Directors